Exhibit 12
PIEDMONT NATURAL GAS COMPANY, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
For Fiscal Years Ended October 31, 2002 through 2006
(in thousands except ratio amounts)

	2006	2005	2004	2003	2002
Earnings:
Pre-tax income from continuing operations	$122,525	$131,235	$123,894	$105,189	$82,091
Distributed income of equity investees	57,410	24,344	26,291	10,188	22,143
Fixed charges	58,445	49,709	52,436	43,491	44,251
Preferred security dividend, net of tax	—	—	(1,379)	(276)	—

Total Adjusted Earnings	$238,380	$205,288	$201,242	$158,592	$148,485

Fixed Charges:
Interest	$55,959	$47,336	$48,973	$41,401	$42,250
Amortization of debt expense	561	439	429	365	366
One-third of rental expense	1,925	1,934	1,655	1,449	1,635
Preferred security dividend, net of tax	—	—	1,379	276	—

Total Fixed Charges	$58,445	$49,709	$52,436	$43,491	$44,251

Ratio of Earnings to Fixed Charges	4.08	4.13	3.84	3.65	3.36